UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	4 May 2016

Release Number	11/16

SAMARCO UPDATE

The Federal Public Prosecution Service has announced that it has commenced proceedings against Samarco Mineração S.A (Samarco), Vale and BHP Billiton Brasil LTDA (BHP Billiton Brasil) for BRL 155 billion (approximately US$43 billion at current exchange rates) for social, environmental and economic compensation in relation to the failure of the Fundão tailings dam at the Samarco iron ore operation in Minas Gerais, Brazil on 5 November 2015.

BHP Billiton has not received formal notice of the claim.

BHP Billiton remains committed to helping Samarco to rebuild the community and restore the environment affected by the failure of the dam.

To this end, on 2 March 2016 BHP Billiton announced that Samarco, Vale and BHP Billiton Brasil entered into an agreement with the Federal Attorney General of Brazil, the States of Espirito Santo and Minas Gerais and certain other public authorities for the restoration of the environment and communities affected by the Samarco dam failure.

The Agreement provides a long-term remedial and compensation framework for responding to the impact of the Samarco tragedy. It incorporates a requirement for community consultation on the remediation projects and compensation.

Pursuant to the Agreement, Samarco, Vale and BHP Billiton Brasil have established a Foundation that would develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the dam failure. The remediation and compensation projects will be informed by technical and scientific studies conducted by global experts. Pursuant to the Agreement an Inter-Federative Committee (IFC) has been established, which comprises 12 government representatives at Federal, State and Municipal level. The IFC would validate program designs, and review progress and achievement of the objectives of the remediation and compensation programs.

The Agreement remains subject to Court approval.

We believe that the Agreement (once approved by the Court) provides the long-term remedial and compensation framework for responding to the impact of the Samarco tragedy and the appropriate platform for the parties to work together.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Eleanor Colonico	Tara Dines
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Eleanor.Colonico@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908 Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
United Kingdom and South Africa	Email: Rob.Clifford@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Jennifer White	Email: James.Wear@bhpbilliton.com
Tel: +44 207 802 7462 Mobile +44 7827 253 764 Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	Email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
Email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	May 4, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary